FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of,
December 2011

Commission File Number: 001-14554

Banco Santander-Chile
Santander-Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

This report on Form 6-K contains the following exhibit, which shall be deemed to be incorporated by reference as Exhibit 1.1. to the Registration Statement on Form F-3 filed on November 21, 2011 (File No. 333-178094) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 1.1	Form of Underwriting Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander-Chile

Date:	December 8, 2011	By:	/s/ Juan Pedro Santa María
			Name:	Juan Pedro Santa María
			Title:	General Counsel

EXHIBIT INDEX

Number	Description

1.1	Form of Underwriting Agreement

Exhibit 1.1

10,104,275,000

BANCO SANTANDER CHILE

Shares of Common Stock (without par value)
in the form of American Depositary Shares

UNDERWRITING AGREEMENT

December 7, 2011

Santander Investment Securities Inc.
45 East 53rd Street
New York, NY 10022

Merrill Lynch, Pierce, Fenner & Smith,
                    Incorporated
One Bryant Park
New York, NY 10036

Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, NY 10010

Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013

Dear Sirs and Madams:

SECTION 1.          Introductory.  Teatinos Siglo XXI Inversiones Ltda., a sociedad de responsabilidad limitada incorporated under the laws of Chile (the “Selling Stockholder”) proposes to sell to Santander Investment Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. (the “Underwriters”), acting severally and not jointly, an aggregate of 10,104,275,000 outstanding shares of common stock without par value (the “Common Stock”) of Banco Santander Chile, a sociedad anónima bancaria organized under the laws of Chile (the “Bank”), in the form of American Depositary Shares (the “ADSs”) evidenced by American Depositary Receipts (the “ADRs”) representing each 1,039 shares of Common Stock (the “Offered Securities”).

The Common Stock to be represented by ADSs are to be deposited pursuant to an amended and restated deposit agreement dated as of August 4, 2008(the “Deposit Agreement”), among the Bank, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and the holders from time to time of the ADRs to be issued under the Deposit Agreement and evidencing the ADSs.

The Selling Stockholder is offering the Offered Securities as part of a global offering consisting of (i) an international offering of the Offered Securities in the United States and elsewhere outside Chile pursuant to this Underwriting Agreement and (ii) a Chilean offering of 4,637,318,828 shares of Common Stock, in the form of shares, inside Chile.  The shares of Common Stock will be sold initially by the Selling Stockholder in one block through a book auction on the Bolsa de Comercio de Santiago, Bolsa de Valores (the "Santiago Stock Exchange") to Santander S.A. Corredores de Bolsa and Larrain Vial Corredores de Bolsa S.A. as Chilean placement agents (the “Chilean Placement Agents”) in a process known as subasta de libro de órdenes from November 22nd, 2011, until 3:00 p.m. (Santiago time) on December 6th, 2011 (the “Offer Period”), in compliance with Chilean law and the rules of the Santiago Stock Exchange.  To purchase such shares of Common Stock for purposes of the international offering, the Underwriters will participate in the subasta de libro de órdenes.

On the business day immediately following the expiration of the Offer Period, the purchase price and allocations of the shares of Common Stock being offered by the Selling Stockholder (including the allocation of shares among the Chilean Placement Agents and the Underwriters) will be determined by the Selling Stockholder, based on the demand for such shares of Common Stock and certain other discretionary matters, and the Santiago Stock Exchange will formally award such shares of Common Stock to prospective purchasers.  Pursuant to requirements under Chilean law, the Selling Stockholder will deliver the shares of Common Stock against payment therefor on the second business day following the formal award of these shares of Common Stock to prospective purchasers through the book-entry system of the Depósito Central de Valores.  The Underwriters will make payment for the shares of Common Stock allocated to them in U.S. dollars, which U.S. dollar amount will be converted to Chilean pesos by the Bank, as exchange rate agent, based on the official U.S. dollar/Chilean peso exchange rate published by the Central Bank of Chile in the Chilean Official Gazzette and on the Central Bank of Chile’s website (www.bcentral.cl) (“the observado rate”) as of the date of pricing.  The shares of Common Stock awarded to the Underwriters will be deposited with the Depositary under our Deposit Agreement and the Depositary will issue the ADSs representing the shares of Common Stock so deposited.

The Selling Stockholder hereby agrees with the Bank and with each of the Underwriters as follows:

SECTION 2.          Representations and Warranties of the Bank and the Selling Stockholder.  (a)       The Bank represents and warrants to, and agrees with, each of the Underwriters that:

(i)            A registration statement on Form F-3 (No. 333-178094) relating to the Offered Securities, including a form of prospectus, has been filed with the Securities and Exchange Commission (the “Commission”) and either (A) has become effective automatically upon filing in accordance with Rule 462(e) (“Rule 462(e)”) of the Securities Act of 1933, as amended (the “Act”) and is not proposed to be amended or (B) is proposed to be amended by amendment or post-effective amendment.  If such registration statement (the “initial registration statement”) has become effective automatically, either (A) an additional registration statement (the “additional registration statement”) relating to the Offered Securities may have been filed with the

Commission pursuant to Rule 462(b) (“Rule 462(b)”) under the Act and, if so filed, has become effective upon filing pursuant to such Rule and the Offered Securities all have been duly registered under the Act pursuant to the initial registration statement and, if applicable, the additional registration statement or (B) such an additional registration statement is proposed to be filed with the Commission pursuant to Rule 462(b) and will become effective upon filing pursuant to such Rule and upon such filing the Offered Securities will all have been duly registered under the Act pursuant to the initial registration statement and such additional registration statement.  If the Bank does not propose to amend the initial registration statement or if an additional registration statement has been filed and the Bank does not propose to amend it, and if any post-effective amendment to either such registration statement has been filed with the Commission prior to the execution and delivery of this Agreement, the most recent amendment (if any) to each such registration statement has been declared effective by the Commission or has become effective upon filing pursuant to Rule 462(c) (“Rule 462(c)”) or Rule 462(e) under the Act or, in the case of the additional registration statement, Rule 462(b).  For purposes of this Agreement, “Effective Time” with respect to the initial registration statement or, if filed prior to the execution and delivery of this Agreement, the additional registration statement means (A) if the Bank has advised the Underwriters that it does not propose to amend such registration statement, the date and time as of which such registration statement, or the most recent post-effective amendment thereto (if any) filed prior to the execution and delivery of this Agreement, was declared effective by the Commission or has become effective upon filing pursuant to Rule 462(c) or Rule 462(e), or (B) if the Bank has advised the Underwriters that it proposes to file an amendment or post-effective amendment to such registration statement, the date and time as of which such registration statement, as amended by such amendment or post-effective amendment, as the case may be, has become effective automatically.  If an additional registration statement has not been filed prior to the execution and delivery of this Agreement but the Bank has advised the Underwriters that it proposes to file one, “Effective Time” with respect to such additional registration statement means the date and time as of which such registration statement is filed and becomes effective pursuant to Rule 462(b).  “Effective Date” with respect to the initial registration statement or the additional registration statement (if any) means the date of the Effective Time thereof.  The initial registration statement, as amended at its Effective Time (including all material incorporated by reference therein), including all information contained in the additional registration statement (if any) and deemed to be a part of the initial registration statement as of the Effective Time of the additional registration statement pursuant to the General Instructions of the Form on which it is filed and including all information (if any) deemed to be a part of the initial registration statement as of its Effective Time pursuant to Rule 430A (“Rule 430A”) or Rule 430B (“Rule 430B”) under the Act, is hereinafter referred to as the “Initial Registration Statement”.  The additional registration statement, as amended at its Effective Time, including the contents of the initial registration statement incorporated by reference therein and including all information (if any) deemed to be a part of the additional registration statement as of its Effective Time pursuant to Rule 430A and Rule 430B, is hereinafter referred to as the “Additional Registration Statement”.  The Initial Registration Statement and the Additional Registration Statement are hereinafter referred to collectively as the “Registration

Statements” and each individually as a “Registration Statement.”  “Registration Statement” without reference to a time means the Registration Statement as of its Effective Time.  “Registration Statement” as of any time means the initial registration statement and any additional registration statement in the form then filed with the Commission, including any amendment thereto and any prospectus deemed or retroactively deemed to be a part thereof that has not been superseded or modified.  For purposes of the previous sentence, information contained in a form of prospectus or prospectus supplement that is deemed retroactively to be a part of the Registration Statement pursuant to Rule 430A shall be considered to be included in the Registration Statement as of the time specified in Rule 430A.  “Statutory Prospectus” as of any time means the prospectus included in the Registration Statement immediately prior to that time, including any prospectus deemed to be a part thereof that has not been superseded or modified.  For purposes of the preceding sentence, information contained in a form of prospectus that is deemed retroactively to be a part of the Registration Statement pursuant to Rule 430A or Rule 430B shall be considered to be included in the Statutory Prospectus as of the actual time that form of prospectus is filed with the Commission pursuant to Rule 424(b) (“Rule 424(b)”) under the Act.  “Prospectus” means the Statutory Prospectus that discloses the public offering price and other final terms of the Offered Securities and otherwise satisfies Section 10(a) of the Act.  “Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 (“Rule 433”) under the Act, relating to the Offered Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Bank’s records pursuant to Rule 433(g).  “General Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being specified in a schedule to this Agreement.  “Limited Use Issuer Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus.  “Applicable Time” means 12:27 a.m. (Eastern time) on the date of this Agreement.

(ii)           If the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement:  (A) on the Effective Date of the Initial Registration Statement, the Initial Registration Statement conformed in all respects to the requirements of the Act and the rules and regulations of the Commission (“Rules and Regulations”) and did not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (B) on the Effective Date of the Additional Registration Statement (if any), each Registration Statement conformed, or will conform, in all respects to the requirements of the Act and the Rules and Regulations and did not include, or will not include, any untrue statement of a material fact and did not omit, or will not omit, to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (C) on the date of this Agreement, the Initial Registration Statement and, if the Effective Time of the Additional Registration Statement is prior to the execution and delivery of this Agreement, the Additional Registration Statement each conforms, and at the time of filing of the Prospectus pursuant to Rule 424(b) or (if no such filing is required) at the Effective Date of the Additional Registration Statement in which the Prospectus is included, each Registration Statement and the Prospectus will conform, in all respects to the requirements of the Act and the Rules and Regulations, and neither of such documents includes, or will include, any untrue statement of a material fact or omits, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, and, in the case of the Prospectus, in light of the circumstances under which they are made, not misleading.  If the Effective Time of the Initial Registration Statement is subsequent to the execution and delivery of this Agreement:  on the Effective Date of the Initial Registration Statement, the Initial Registration Statement and the Prospectus will conform in all respects to the requirements of the Act and the Rules and Regulations, neither of such documents will include any untrue statement of a material fact or will omit to state any material fact required to be stated therein or necessary to make the statements therein, and, in the case of the Prospectus, in light of the circumstances under which they are made, not misleading, and no Additional Registration Statement has been or will be filed.  The two preceding sentences do not apply to statements in or omissions from a Registration Statement or the Prospectus based upon written information furnished to the Bank by the Underwriters specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 8(c) hereof.

(iii)          The Bank and the Depositary have also filed with the Commission on July 31, 2008, a registration statement on Form F-6 (No. 333-152664) and a related prospectus, which may be in the form of an ADR certificate (the “Registration Statement on Form F-6”), for the registration under the Act of the ADSs evidenced by ADRs, have filed such amendments thereto and such amended prospectuses as may have been required to the date hereof, and will file such additional amendments thereto and such amended prospectuses as may hereafter be required.  The Registration Statement on Form F-6, as amended at the time it became effective (including by the filing of any post-effective amendments thereto), and the prospectuses included therein, as then amended, are hereinafter called the “ADR Registration Statement” and the “ADR Prospectus,” respectively.  The ADR Registration Statement, and the ADR Prospectus and any amendments or supplements thereto will conform, in all material respects to the requirements of the Act and the Rules and Regulations thereunder and do not and will not, as of the applicable effective date as to each part of the ADR Registration Statement and as of the applicable filing date as to the ADR Prospectus and any amendment or supplement thereto, include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(iv)         Each document expressly incorporated by reference in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus complies in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the applicable rules and regulations of the Commission and the documents incorporated or deemed to be incorporated by reference in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Act, the Exchange Act and the rules and regulations thereunder.

(v)           At the time the ADR Registration Statement became effective and at the Closing Date, the ADR Registration Statement complied and will comply in all material respects with the requirements of the Act, and did not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  The ADR Prospectus, at the time such ADR Prospectus or any amendment or supplement was issued, at the Applicable Time and at the Closing Date, did not and will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(vi)          (A) At the time of filing the Registration Statement and (B) at the date of this Agreement, the Bank was not and is not an “ineligible issuer,” as defined in Rule 405 (“Rule 405”) under the Act, including, in the preceding three years, (x) the Bank or any subsidiary not having been convicted of a felony or misdemeanor or having been made the subject of a judicial or administrative decree or order as described in Rule 405, (y) the Bank or any subsidiary not having been the subject of a bankruptcy petition or insolvency or similar proceeding and (z) the Bank not having had a registration statement be the subject of a proceeding under Section 8 of the Act and not being the subject of a proceeding under Section 8A of the Act in connection with the offering of the Offered Securities, all as described in Rule 405.

(vii)         As of the Applicable Time, neither (A) the General Use Issuer Free Writing Prospectus(es) issued at or prior to the Applicable Time (and listed in Schedule B hereto), the other information included in Schedule B hereto and the Statutory Prospectus all considered together (collectively, the “General Disclosure Package”), nor (B) any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The preceding sentence does not apply to statements in or omissions from any prospectus included in the Registration Statement or any Issuer Free Writing Prospectus based upon written information furnished to the Bank by the Underwriters specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 8(c) hereof.

(viii)        Each Issuer Free Writing Prospectus, as of its issue date and at all subsequent times through the completion of the public offer and sale of the Offered Securities or until any earlier date that the Bank notified or notifies the Underwriters as described in the next sentence, did not, does not and will not include any information that conflicted, conflicts or will conflict with the information then contained in the Registration Statement.  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information then contained in the Registration Statement or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, considered together with the remainder of the General

Disclosure Package, in the light of the circumstances prevailing at that subsequent time, not misleading, (A) the Bank has promptly notified or will promptly notify the Underwriters and (B) the Bank has promptly amended or will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.  The two preceding sentences do not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon written information furnished to the Bank by the Underwriters specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 8(c) hereof.

(ix)          The Bank has been duly incorporated and is an existing sociedad anónima bancaria under the laws of Chile, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package.

(x)           Other than the subsidiaries listed in the General Disclosure Package, the Bank has no “significant subsidiaries” as the term is defined in Regulation S-X under the Act; each significant subsidiary of the Bank has been duly incorporated and is an existing corporation or limited liability company in good standing under the laws of Chile, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package; all of the issued and outstanding capital stock of each significant subsidiary of the Bank which is organized as a corporation has been duly authorized and validly issued and is fully paid and nonassessable; and the capital stock of each significant subsidiary organized as a corporation and owned by the Bank, directly or through subsidiaries, is owned free from liens, encumbrances, defects and restrictions on transfer (other than those imposed by the Act and the securities or “Blue Sky” laws of certain jurisdictions) or voting; and except as set forth in the General Disclosure Package, there are no (A) options, warrants or other rights to purchase, (B) agreements or other obligations to issue or (C) other rights to convert any obligation into, or exchange any securities for, the Offered Securities.

(xi)          The Common Stock to be represented by ADSs and all other outstanding shares of capital stock of the Bank have been duly authorized and validly issued, fully paid and nonassessable and conform to the description thereof contained in the General Disclosure Package; except as set forth in the General Disclosure Package and in each Statutory Prospectus, the stockholders of the Bank have no preemptive rights with respect to the Offered Securities; and except as set forth in the General Disclosure Package, there are no (A) options, warrants or other rights to purchase, (B) agreements or other obligations to issue or (C) other rights to convert any obligation into, or exchange any securities for, the Offered Securities.

(xii)         Upon the due issuance by the Depositary of ADRs evidencing ADSs against the deposit of the Common Stock in accordance with the provisions of the Deposit Agreement, such ADRs evidencing ADSs will be duly and validly issued under the Deposit Agreement and persons in whose names such ADRs evidencing ADSs are registered will be entitled to the rights of registered holders of ADRs evidencing ADSs specified therein and in the Deposit Agreement.

(xiii)        Except as disclosed in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, there are no contracts, agreements or understandings between the Bank and any person that would give rise to a valid claim against the Bank or any of the Underwriters for a brokerage commission, finder’s fee or other like payment.

(xiv)        There are no contracts, agreements or understandings between the Bank and any person granting such person the right to require the Bank to file a registration statement under the Act with respect to any securities of the Bank owned or to be owned by such person or to require the Bank to include such securities in the securities registered pursuant to a Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Bank under the Act.

(xv)         No consent, approval, authorization, order, registration, qualification or other action of, or filing with or notice to, any United States, Chilean or other federal, state, local or foreign governmental or regulatory authority, agency, body or court having jurisdiction over the Bank is required in connection with the execution, delivery and performance by the Bank of the Deposit Agreement, this Agreement or the consummation of the transactions contemplated by this Agreement in connection with the sale of the Offered Securities, except (A) such as have been obtained and made under the Act and such as may be required under state securities laws, (B) the filing, with the Chilean Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras) within five banking days following the Closing Date, of a copy of the Registration Statement, the ADR Registration Statement, the Prospectus and any other documentation filed with the Commission in connection with the transactions contemplated by this Agreement duly translated in Spanish and (C) such as shall be required by the Chilean Superintendency of Banks and Financial Institutions.

(xvi)        The Offered Securities are listed on the New York Stock Exchange and the Common Stock is listed on the Santiago Stock Exchange.

(xvii)       Except as disclosed in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, under current laws and regulations of Chile and any political subdivision thereof, all dividends and other distributions declared and payable on the Common Stock underlying the Offered Securities shall be paid by the Bank to the holder thereof in Chilean pesos that may be converted into foreign currency and freely transferred out of Chile and all such payments made to holders thereof who are non-residents of Chile will not be subject to income, withholding or other taxes under laws and regulations of Chile or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in Chile or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Chile or any political subdivision or taxing authority thereof or therein.

(xviii)      None of the Bank or its significant subsidiaries is (A) in violation of its certificate of incorporation or bylaws (or similar organizational document), (B) in breach or violation of any statute, judgment, decree, order, rule or regulation applicable to any of them or any of their respective properties or assets, or (C) in breach of or default under (nor has any event occurred that, with notice or passage of time or both, would constitute a default under) or in violation of any of the terms or provisions of any indenture, mortgage, deed of trust, loan agreement, note, lease, license, franchise agreement, permit, certificate, contract or other agreement or instrument to which any of them is a party or to which any of them or their respective properties or assets is subject (collectively, “Contracts”), except, in the case of clauses (B) and (C), for any such breach, default, violation or event that would not, individually or in the aggregate, have a material adverse effect on the condition (financial or other), business, properties, results of operations or prospects of the Bank and its subsidiaries taken as a whole (“Material Adverse Effect”).

(xix)        The execution, delivery and performance of this Agreement by the Bank, and the consummation of the transactions contemplated in the Deposit Agreement and herein will not conflict with or constitute or result in a breach of or a default under (or an event that with notice or passage of time or both would constitute a default under) or violation of any of (A) the terms or provisions of any Contract, (B) the certificate of incorporation or bylaws (or similar organizational document) of the Bank or any of its subsidiaries or (C) any statute, judgment, decree, order, rule or regulation applicable to the Bank or any of its subsidiaries or any of their respective properties or assets, except, in the case of clauses (A) and (C), for any such breach, default, violation or event that would not, individually or in the aggregate have a Material Adverse Effect.

(xx)         The Bank has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by the Deposit Agreement and hereby.  This Agreement and the transactions contemplated hereby have been duly and validly authorized, executed and delivered by the Bank.

(xxi)        Except as disclosed in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, since the date of the most recent financial statements appearing therein, (A) there has not been any change in the capital stock or long-term debt of the Bank or any of its significant subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Bank on any class of capital stock, or any material adverse change, or any development involving a prospective material adverse change, in or affecting the condition (financial or other), business, properties, results of operations or prospects of the Bank and its subsidiaries taken as a whole; (B) neither the Bank nor any of its significant subsidiaries has entered into any transaction or agreement that is individually or in the aggregate material to the Bank and its subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is individually or in the aggregate material to the Bank and its subsidiaries taken as a whole; and (C) neither the Bank nor any of its significant subsidiaries has sustained any loss or interference with its business from any calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except for any such loss or interference as are not individually or in the aggregate material to the Bank and its subsidiaries taken as a whole.

(xxii)       The Bank and its significant subsidiaries have paid all material local and foreign taxes and filed all material tax returns required to be paid or filed through the date hereof; and except as otherwise disclosed in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, there is no material tax deficiency that has been, or could reasonably be expected to be, asserted against the Bank or any of its significant subsidiaries or any of their respective properties or assets.

(xxiii)      Nothing has come to the attention of the Bank that has caused the Bank to believe that the statistical and market-related data included in the General Disclosure Package is not based on or derived from sources that are reliable and accurate in all material respects.

(xxiv)      Except as disclosed in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, the Bank and its significant subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them, except where any defect in title would not, individually or in the aggregate, have a Material Adverse Effect, and in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them; and except as disclosed in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, the Bank and its significant subsidiaries hold any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or to be made thereof by them.

(xxv)       No forward-looking statement (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) contained in the Registration Statement, the ADR Registration Statement, the General Disclosure Package or the Prospectus, has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(xxvi)      The Bank and its significant subsidiaries possess adequate licenses, certificates, authorizations or permits issued by, and have made all declarations and filings with, the appropriate United States, Chilean or other federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the General Disclosure Package, except where the failure to possess or make the same would not, individually or in the aggregate, have a Material Adverse Effect, and have not received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit that, if determined adversely to the Bank or any of its significant subsidiaries, would individually or in the aggregate have a Material Adverse Effect, and have no reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

(xxvii)     Except as disclosed in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, no labor disturbance by or dispute with the employees of the Bank or any subsidiary exists or, to the knowledge of the Bank, is imminent, that might have a Material Adverse Effect.

(xxviii)    Except as disclosed in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, the Bank and its significant subsidiaries have insurance covering their respective properties, operations, personnel and businesses, which insurance is in amounts and insures against such losses and risks as are adequate to protect the Bank and its significant subsidiaries and their respective businesses; and neither the Bank nor any of its significant subsidiaries has (A) received notice from any insurer or agent of such insurer that capital improvements or other expenditures are required or necessary to be made in order to continue such insurance or (B) any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage at reasonable cost from similar insurers as may be necessary to continue its business.

(xxix)       Each of the Bank and its subsidiaries maintains systems of internal accounting controls (as defined under Rule 13-a15 and 15d-15 under the Exchange Act) sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(xxx)        The Bank and its subsidiaries maintain an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Bank in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, including controls and procedures designed to ensure that such information is accumulated and communicated to the Bank’s management as appropriate to allow timely decisions regarding required disclosure.  The Bank and its subsidiaries have carried out evaluations of the effectiveness of their disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.

(xxxi)       Except as disclosed in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, there are no pending actions, suits or proceedings against or affecting the Bank, any of its subsidiaries or any of their respective properties that, if determined adversely to the Bank or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect, or would materially and adversely affect the ability of the Bank to perform its obligations under this Agreement, or which are otherwise material in the context of the sale of the

Offered Securities; and no such actions, suits or proceedings are threatened or, to the Bank’s knowledge, contemplated.

(xxxii)      Deloitte & Touche Consultores Ltda., a member firm of Deloitte Touche Tohmastu (“Deloitte”), which have audited the financial statements of the Bank and its consolidated subsidiaries, are independent public accountants with respect to the Bank and its consolidated subsidiaries in accordance with the Act, the Exchange Act, the rules and regulations thereunder and the Public Accounting Oversight Board.

(xxxiii)     The financial statements included in the General Disclosure Package and in each Registration Statement present fairly in all material respects the financial position of the Bank and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown, and such financial statements have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board in effect prior to or beginning on January 1, 2010, as applicable and as disclosed in the General Disclosure Package and in each Registration Statement, applied on a consistent basis, except as otherwise stated therein, and the schedules included in each Registration Statement present fairly in all material respects the information required to be stated therein.  All disclosures contained in the General Disclosure Package and in each Registration Statement, or incorporated by reference therein, regarding “non-GAAP financial measures” (as such term is defined by the rules and regulations of the Commission) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K of the Act, to the extent applicable.

(xxxiv)     The Bank is subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act and files reports with the Commission on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system.

(xxxv)      The Bank is not and, after giving effect to the offering and sale of the Offered Securities will not be an “investment company” or an entity controlled by an “investment company,” as defined in the Investment Company Act of 1940, as amended.

(xxxvi)     Neither the Bank nor any of its significant subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Chile.

(xxxvii)    The statements set forth in the General Disclosure Package and the Prospectus under the captions “Description of Shares of our Common Stock” and “Description of American Depositary Shares,” insofar as they purport to constitute a summary of the terms of the Common Shares and ADSs, respectively, insofar as they purport to describe the provisions of the laws and documents referred to therein, are accurate, complete and fair.

(xxxviii)   The statements set forth under the caption “Taxation” in the Prospectus, insofar as such statements relate to statements of law or legal conclusions under the laws of Chilean taxation and United States federal taxation applicable to the Common Stock and Offered Securities and subject to the limitations, qualifications and assumptions set forth therein, fairly summarize the matters referred to therein.

(xxxix)      Except as disclosed in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, there is no transaction tax, stamp duty, transfer tax or other similar fee or charge and no capital gains, income, withholding or other tax under Chilean law (other than taxes imposed in jurisdictions in which any of the Underwriters is organized, is resident or is treated as carrying on business) required to be paid by the Bank or the Underwriters in connection with the execution and delivery of this Agreement, the performance by the Bank of its obligations hereunder and under the Deposit Agreement and the consummation of the transactions contemplated hereby and thereby.

(xl)           No significant subsidiary of the Bank is currently prohibited, directly or indirectly, under any agreement or other instrument to which it is a party or is subject, from paying any dividends to the Bank, from making any other distribution on such subsidiary’s capital stock, from repaying to the Bank any loans or advances to such subsidiary from the Bank or from transferring any of such subsidiary’s properties or assets to the Bank or any other subsidiary of the Bank.

(xli)          Based on proposed Treasury regulations, which are proposed to be effective for taxable years after December 31, 1994, the Bank believes that it was not a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for the year ended December 31, 2010 and it does not anticipate becoming a PFIC thereafter.

(xlii)         The description under the caption “Major Shareholders and Related Party Transactions” in the Bank’s current report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2011 and the Bank’s 2010 Annual Report for the year ended December 31, 2010, filed with the SEC on June 30, 2011, contains a complete and accurate summary of all material relationships, direct or indirect, existing between or among any of the Bank or any of its subsidiaries, on the one hand, and the Bank’s indirect controlling shareholder, Banco Santander, S.A., a corporation organized under the laws of Spain, and any other affiliate of the Bank or Banco Santander, S.A., on the other.

(xliii)        Neither the Bank nor any affiliate has taken nor will it take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of any of the securities of the Bank, including the Offered Securities.

(xliv)       Neither the Bank nor any of its subsidiaries nor, to the best knowledge of the Bank, any director, officer, agent, employee or other person associated with or acting on behalf of the Bank or any of its subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (iv) made any bribe, illegal rebate, illegal payoff, illegal influence payment, kickback or other unlawful payment.

(xlv)        The operations of the Bank and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Bank or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Bank, threatened.

(xlvi)       None of the Bank, any of its subsidiaries or, to the knowledge of the Bank, any director, officer, agent, employee or affiliate of the Bank or any of its subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”); and the Bank will not directly or indirectly use the proceeds of the sale of the Offered Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(xlvii)      There is and has been no failure on the part of the Bank or, to the knowledge of the Bank, any of the Bank’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”) applicable to the Bank as of the date hereof.

(xlviii)     The Bank has validly and irrevocably submitted to the personal jurisdiction of any state or Federal court in the Borough of Manhattan, The City of New York, New York, has validly and irrevocably waived any objection to the venue of a proceeding in any such court and the Bank has validly and irrevocably appointed CT Corporation System as its authorized agent for service of process.

(xlix)       Any final and conclusive monetary judgment against the Bank of any New York State or Federal court sitting in New York City under this Agreement shall be recognized and enforced by the courts of the Republic of Chile, without re-examining or re-litigating the merits of the original action, provided the following conditions are met (the existence or non-existence of which would be determined by the Supreme Court of Chile):

(A)          if there is a treaty between Chile and the country where the judgment was passed, the provisions of such treaty will apply (there is no such treaty between the United States and Chile currently in existence);

(B)           in the absence of a treaty, the rules of reciprocity will apply to the enforcement of judgments; if the country where the judgment was passed does not recognize judgments of Chilean courts, such foreign judgments may not be enforced in Chile; and

(C)           if the previous rules cannot be applied, the judgment of foreign courts will have in Chile the same effect as the judgments given by Chilean courts, provided that:

(w)          the foreign monetary judgment does not contain anything contrary to the laws of Chile (nothing contained in this Agreement or the Offered Securities is contrary to the laws of Chile);

(x)           the foreign judgment is not contrary to public policy of Chile and does not affect in any way properties situated in Chile, which are subject exclusively to the jurisdiction of local courts (nothing contained in this Agreement or the Offered Securities is contrary to the laws of Chile);

(y)           the defendant against whom the enforcement is sought has been given due notice of the proceedings and has been afforded a real opportunity to appear before the foreign court and defend his case, which are factual issues that must be established when obtaining in Chile the enforcement of a foreign judgment.  Personal service made upon the Bank’s or the Selling Stockholder’s process agent, assuming that manner of service to be valid under the local law of the place where service was made, would constitute due notice.  However, under Chilean law, service of process by mail may be deemed not to constitute due service of process for the above purposes; and

(z)           the foreign judgment is final, conclusive and enforceable under the laws of the country where it was passed.  Whether a judgment is final and conclusive will depend on the laws of the country in which the judgment is rendered and this must be proven to the Chilean courts, which courts may hear whatever evidence the party against whom enforcement is sought, wishes to present with respect to such fact.

A foreign final and conclusive monetary judgment meeting these requirements, duly legalized by the Chilean Consul in the jurisdiction where such judgment was rendered and officially translated into the Spanish language by the Ministry of Foreign Affairs, must be presented to the Supreme Court of Chile.  If said Court concludes that the aforesaid legal requirements have been complied with, it will order enforcement of the judgment in Chile.

(b)           The Selling Stockholder represents and warrants to, and agrees with, each of the Underwriters that:

(i)            The Selling Stockholder is and on the Closing Date hereinafter mentioned will be the record and beneficial owner of the Offered Securities, and has and on the Closing Date hereinafter mentioned will have valid and unencumbered title to the Offered Securities to be delivered by the Selling Stockholder on the Closing Date and full right, power and authority to enter into this Agreement and to sell, assign, transfer and deliver the Offered Securities to be delivered by the Selling Stockholder on the Closing Date hereunder; and upon the delivery of and payment for the Offered Securities on the Closing Date hereunder the Underwriters will acquire valid and unencumbered title to the Offered Securities to be delivered by the Selling Stockholder on the Closing Date.

(ii)           If the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement:  (A) on the Effective Date of the Initial Registration Statement, to the best of the Selling Stockholder’s knowledge, the Initial Registration Statement conformed in all respects to the requirements of the Act and the Rules and Regulations and did not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (B) on the Effective Date of the Additional Registration Statement (if any), to the best of the Selling Stockholder’s knowledge, each Registration Statement conformed, or will conform, in all respects to the requirements of the Act and the Rules and Regulations and did not include, or will not include, any untrue statement of a material fact and did not omit, or will not omit, to state any material fact required to be stated therein or necessary to make the statement therein not misleading, and (C) on the date of this Agreement, to the best of the Selling Stockholder’s knowledge, the Initial Registration Statement and, if the Effective Time of the Additional Registration Statement is prior to the execution and delivery of this Agreement, the Additional Registration Statement each conforms, and at the time of filing of the Prospectus pursuant to Rule 424(b) or (if no such filing is required) at the Effective Date of the Additional Registration Statement in which the Prospectus is included, each Registration Statement and the Prospectus will conform, in all respects to the requirements of the Act and the Rules and Regulations, and neither of such documents includes, or will include, any untrue statement of a material fact or omits, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein, and, in the case of the Prospectus, in light of the circumstances under which they are made, not misleading.  If the Effective Time of the Initial Registration Statement is subsequent to the execution and delivery of this Agreement:  on the Effective Date of the Initial Registration Statement, to the best of the Selling Stockholder’s knowledge, the Initial Registration Statement and the Prospectus will conform in all respects to the requirements of the Act and the Rules and Regulations, neither of such documents will include any untrue statement of a material fact or will omit to state any material fact required to be stated therein or necessary to make the statements therein, and, in the case of the Prospectus, in light of the circumstances under which they are made, not misleading.  The two preceding sentences do not apply to statements in or omissions from a Registration Statement or the Prospectus based upon written information furnished to the Bank by the Underwriters specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 8(c).

(iii)          In respect of any statements in or omissions from the Registration Statement, the ADR Registration Statement, the General Disclosure Package, the Prospectus, any Issuer Free Writing Prospectus or any amendment or supplement thereto used by the Bank or any Underwriter, as the case may be, made in reliance upon and in conformity with information furnished in writing to the Bank by the Selling Stockholder specifically for use in connection with the preparation thereof, such Selling Stockholder hereby makes the same representations and warranties to each Underwriter as the Bank makes to such Underwriter under paragraph (iii) of Section 2(a) herein.

(iv)          Except as disclosed in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, there are no contracts, agreements or understandings between the Selling Stockholder and any person that would give rise to a valid claim against the Bank or the Underwriters for a brokerage commission, finder’s fee or other like payment.

(v)           Such Selling Stockholder has no reason to believe that the representations and warranties of the Bank contained in Section 2(a) of this Agreement are not true and correct, is familiar with the General Disclosure Package, the Registration Statement and the ADR Registration Statement and has no knowledge of any material fact, condition or information not disclosed in the General Disclosure Package, the Registration Statement and the ADR Registration Statement that has had, or may have, a Material Adverse Effect.

(vi)          The sale of the Offered Securities pursuant to this Agreement is not prompted by any material non-public information concerning the Bank that is not set forth in the General Disclosure Package.

(vii)         Except as set forth in the Registration Statement, the ADR Registration Statement, the General Disclosure Package and the Prospectus, the stockholders of the Bank have no preemptive rights with respect to the Offered Securities; and except as set forth in the General Disclosure Package, there are no (A) options, warrants or other rights to purchase, (B) agreements or other obligations to issue or (C) other rights to convert any obligation into, or exchange any securities for, the Offered Securities.

(viii)        This Agreement has been duly authorized, executed and delivered by the Selling Stockholder; and no consent, approval, authorization or order of, or qualification with, any governmental body or agency is required for the performance by the Selling Stockholder of its obligations under this Agreement, except (A) such as may be required by the securities or Blue Sky laws of the States of the United States or securities laws of other jurisdictions in connection with the placement, offer and sale of the Offered Securities, (B) the filing with the Chilean Superintendency of Banks and Financial Institutions, within five banking days following the Closing Date, of a copy of the Registration Statement, the ADR Registration Statement, the Prospectus and any other documentation filed with the Commission in connection with the transactions contemplated by this Agreement duly translated in Spanish and (C) such as shall be required by the Chilean Superintendency of Banks and Financial Institutions.

(ix)           The execution and delivery of this Agreement and the consummation of the transactions contemplated herein and compliance by the Selling

Stockholder with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, (i) conflict with or constitute a breach of, or default under, or result in the creation or imposition of any tax, lien, charge or encumbrance upon the Offered Securities or any property or assets of the Selling Stockholder pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which the Selling Stockholder is a party or by which the Selling Stockholder may be bound, or to which any of the property or assets of the Selling Stockholder is subject, nor (ii) will such action result in any violation of the provisions of the charter or by-laws or other organizational instrument of the Selling Stockholder, if applicable, or (iii) any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Selling Stockholder or any of its properties, except, in each case of (i) and (iii) above, for any such conflict, breach, default, violation or event that would not, individually or in the aggregate, have a Material Adverse Effect.

(x)            There are no actions, suits, claims, investigations or proceedings pending or threatened or, to the Selling Stockholder’s knowledge after due inquiry, contemplated to which the Selling Stockholder or any of its subsidiaries or any of their respective directors or officers is or would be a party or of which any of their respective properties is or would be subject at law or in equity, before or by any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency seeking to prevent consummation of the transactions contemplated in this Agreement or performance by such Selling Stockholder of its obligations hereunder.

(xi)           The Selling Stockholder has the power to submit, and pursuant to Section 16 of this Agreement has legally, validly, effectively and irrevocably submitted, to the jurisdiction of any state court of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, and has legally, validly and effectively designated, appointed and empowered CT Corporation System for service of process in any suit or proceeding based on or arising under this Agreement in any state court of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York.

(xii)          The Selling Stockholder has not prepared, used or referred to, and will not, without the prior consent of the Underwriters, prepare, use or refer to, any free writing prospectus as defined in Rule 405.

(xiii)         The Selling Stockholder has not taken nor will it take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of any of the securities of the Bank, including the Offered Securities.

In addition, any certificate, designated as such, signed by any officer of the Selling Stockholders and delivered to the Underwriters or counsel for the Underwriters in connection with the sale of the Offered Securities shall be deemed to be a representation and warranty by the Selling Stockholder, as to matters covered thereby, to each of the Underwriters.

SECTION 3.          Purchase, Sale and Delivery of Offered Securities.  (a)           On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Selling Stockholder agrees to sell to the Underwriters, and the Underwriters agree to purchase from the Selling Stockholder, at a purchase price of $[●] per ADS, each representing 1,039 shares of Common Stock, the number of Offered Securities set forth opposite the name of each of the Underwriters in Schedule A hereto.

(b)           The Selling Stockholder will deliver the Offered Securities to the Underwriters, against payment of the purchase price in Federal (same day) funds by official bank check or checks or wire transfer to an account at a bank acceptable to the Underwriters drawn to the order of the Selling Stockholder at the office of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, at 9:00 A.M., New York time, on December 12th, 2011, or at such other time not later than seven full business days thereafter as the Underwriters and the Selling Stockholder determines, such time being herein referred to as the “Closing Date.”  For purposes of Rule 15c6-1 under the Exchange Act, the Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Offered Securities sold pursuant to the offering.  The Offered Securities so to be delivered will be in definitive form, in such denominations and registered in such names as the Underwriters request upon reasonable notice prior to the Closing Date.

(c)           In addition, each of the Underwriters hereby agrees to provide to the Selling Stockholder within 60 days after the Closing Date a certificate of U.S. residency on United States Internal Revenue Service Form 6166.

SECTION 4.          Offering by the Underwriters.  It is understood that the Underwriters propose to offer the Offered Securities for sale to the public as set forth in the Prospectus.

SECTION 5.          Certain Agreements of the Bank and the Selling Stockholder.  (a)        The Bank agrees with each of the Underwriters and the Selling Stockholder that:

(i)            The Bank has filed or will file each Statutory Prospectus pursuant to and in accordance with Rule 424(b)(7) (including, if applicable and consented to by the Underwriters, subparagraph (4)) not later than the second business day following the earlier of the date it is first used or the date of this Agreement.  The Bank has complied and will comply with Rule 433.

(ii)           If the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement, the Bank will file the Prospectus with the Commission pursuant to and in accordance with Rule 424(b) (including, if applicable and if consented to by the Underwriters, subparagraph (4)) of Rule 424(b) not later than the earlier of (A) the second business day following the execution and delivery of this Agreement or (B) the fifteenth business day after the Effective Date of the Initial Registration Statement.

(iii)          The Bank will advise the Underwriters promptly of any such filing pursuant to Rule 424(b).  If the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement and an additional registration statement is necessary to register a portion of the Offered Securities under the Act but the Effective Time thereof has not occurred as of such execution and delivery, the Bank will file the additional registration statement or, if filed, will file a post-effective amendment thereto with the Commission pursuant to and in accordance with Rule 462(b) on or prior to 10:00 P.M., New York time, on the date of this Agreement or, if earlier, on or prior to the time the Prospectus is printed and distributed to the Underwriters, or will make such filing at such later date as shall have been consented to by the Underwriters.

(iv)          The Bank will advise the Underwriters promptly of any proposal to amend or supplement the initial or any additional registration statement as filed or the related prospectus or the Initial Registration Statement, the Additional Registration Statement (if any) or the Prospectus and will not effect such amendment or supplementation without the Underwriters’ consent; and the Bank will also advise the Underwriters promptly of the effectiveness of the Registration Statement (if its Effective Time is subsequent to the execution and delivery of this Agreement) and of any amendment or supplementation of a Registration Statement or the Prospectus and of the institution by the Commission of any stop order proceedings in respect of the Registration Statement or the ADR Registration Statement and will use its best efforts to prevent the issuance of any such stop order and to obtain as soon as possible its lifting, if issued.

(v)           If, at any time when a prospectus relating to the Offered Securities is (or but for the exemption in Rule 172 would be required to be) delivered under the Act in connection with sales by the Underwriters or any dealer, any event occurs as a result of which either the General Disclosure Package would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any such time to amend the Statutory Prospectus to comply with the Act, the Bank will promptly notify the Underwriters of such event and will promptly prepare and file with the Commission, at its own expense, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance, and the Bank shall furnish, at its own expense, to the Underwriters and dealers (whose names and addresses the Underwriters shall furnish to the Bank) to which the Offered Securities may have been sold by the Underwriters and to any other dealers upon the Underwriters’ reasonable request, such amendments or supplements as may be necessary.  Neither the Underwriters’ consent to, nor the Underwriters’ delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 7.

(vi)          As soon as practicable, but not later than the Availability Date (as defined below), the Bank will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the Effective Date of the Initial Registration Statement (or, if later, the Effective Date of the Additional Registration Statement) which will satisfy the provisions of Section 11(a) of the Act.  For the purpose of the preceding sentence, “Availability Date” means the 45th day after the end of the fourth fiscal quarter following the fiscal quarter that includes such Effective Date, except that, if such fourth fiscal quarter is the last quarter of the Bank’s fiscal year, “Availability Date” means the 90th day after the end of such fourth fiscal quarter.

(vii)         The Bank will furnish to the Underwriters copies of the ADR Registration Statement, each Registration Statement (including all exhibits), each related preliminary prospectus, and, so long as a prospectus relating to the Offered Securities is required to be delivered under the Act in connection with sales by the Underwriters or any dealer, the Prospectus and all amendments and supplements to such documents, in each case in such quantities as the Underwriters requests.  The Prospectus shall be so furnished on or prior to 3:00 P.M., New York time, on the business day following the later of the execution and delivery of this Agreement or the Effective Time of the Initial Registration Statement.  All other such documents shall be so furnished as soon as available.  The Selling Stockholder will pay the expenses of printing and distributing to the Underwriters all such documents.

(viii)        The Bank will arrange for the qualification of the Offered Securities for sale under the laws of such jurisdictions as the Underwriters designate and will continue such qualifications in effect so long as required for the distribution; provided that the Bank shall not be required to qualify as a foreign corporation or to consent to the service of process under the laws of any such jurisdiction (except service of process with respect to the offering and sale of the Offered Securities).

(ix)           If at any time within three years of this Agreement the Bank ceases to be subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act to file reports with the Commission on the EDGAR system, the Bank will furnish to the Underwriters, as soon as practicable after the end of each fiscal year, a copy of its annual report to stockholders for such year; and the Bank will furnish to the Underwriters as soon as available, a copy of each report and any definitive proxy statement of the Bank filed with the Commission under the Exchange Act or mailed to stockholders.

(x)            The Bank will indemnify and hold harmless each of the Underwriters against any taxes imposed, assessed, levied or collected on or in respect of any amounts payable by the Bank to such Underwriter under this Agreement under the laws of Chile or any jurisdictions through which payments are made, except for taxes that are imposed on the net income of such Underwriter by the law of the jurisdiction under the laws of which such Underwriter is organized, is resident or is treated as carrying on business for tax purposes.  All payments to be made by the Bank to each of the Underwriters hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever imposed under the laws of Chile or any jurisdictions through which payments are made, unless the Bank is compelled by law to deduct or withhold such taxes, duties or charges.  In that event, if the Bank is obligated to indemnify such Underwriter for such taxes pursuant to the first sentence of this clause (ix), the Bank shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

(xi)           For the period specified below (the “Lock-Up Period”), the Bank will not (A) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Act relating to, any additional shares of its Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, or (B) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in (A) or (B) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, without, in each case, the prior written consent of the Underwriters, other than in connection with proprietary trading and trading on behalf of customers.  The initial Lock-Up Period will commence on the date hereof and will continue for a period of one year after the date hereof or such earlier date that the Underwriters consent to in writing.

(b)           The Selling Stockholder agrees with the Underwriters and the Bank that:

(i)             The Selling Stockholder will pay all expenses incident to the performance of the obligations of the Selling Stockholder and the obligations of the Bank under this Agreement, for any filing fees and other expenses (including fees and disbursements of counsel) incurred in connection with qualification of the Offered Securities for sale under the laws of such jurisdictions as the Underwriters designate and the printing of memoranda relating thereto, for the filing fee incident to the review by the Financial Industry Regulatory Authority Inc. (including reasonable fees and disbursements of counsel to the Underwriters) of the Offered Securities, for any travel expenses of the Bank’s officers and employees and any other expenses of the Bank in connection with attending or hosting meetings with prospective purchasers of the Offered Securities, including the cost of any aircraft chartered in connection with attending or hosting such meetings, for any transfer taxes on the sale of the Offered Securities to the Underwriters and for expenses incurred in distributing preliminary prospectuses, any free writing prospectus and the Statutory Prospectus (including any amendments and supplements thereto) to the Underwriters.  Notwithstanding anything in this Agreement to the contrary, the Selling Stockholder has no obligation to reimburse the Underwriters for such expenses, fees, costs or taxes if the Underwriters do not provide to the Selling Stockholder the form required to be provided by the final paragraph of Section 3 of this Agreement within the time specified therein.

(ii)            Prior to Closing Date, the Selling Stockholder will deposit or cause to be deposited Common Stock with the Depositary in accordance with the provisions of the Deposit Agreement so that the ADRs evidencing the ADSs to be delivered to the Underwriters at the Closing Date are executed, countersigned and issued by the Depositary against receipt of such Common Stock and delivered to the Underwriters at the Closing Date.

(iii)           The Selling Stockholder will indemnify and hold harmless each of the Underwriters against any taxes imposed, levied or collected on or in respect of any amounts payable by the Selling Stockholder to such Underwriter under this Agreement under the laws of Chile or Spain or any jurisdictions through which payments are made, except for taxes that are imposed on the net income of such Underwriter by the law of the jurisdiction under the laws of which such Underwriter is organized, is resident or is treated as carrying on business for tax purposes, and against any documentary, stamp or similar issue tax, including any interest and penalties, on the sale of the Offered Securities and on the execution and delivery of this Agreement.  All payments to be made by the Selling Stockholder to each of the Underwriters hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever imposed under the laws of Chile or Spain or any jurisdictions through which payments are made, unless the Selling Stockholder is compelled by law to deduct or withhold such taxes, duties or charges.  In that event, if the Selling Stockholder is obligated to indemnify such Underwriter for such taxes pursuant to the first sentence of this clause (ii), the Selling Stockholder shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.  The Underwriters will provide the form referred to in the final paragraph of Section 3 in the manner set forth therein.

(iv)           The Selling Stockholder agrees during the Lock-Up Period not to (A) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Act relating to, any additional shares of its Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common Stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, or (B) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in (A) or (B) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, without, in each case, the prior written consent of the Underwriters, other than in connection with proprietary trading and trading on behalf of customers.  The initial Lock-Up Period will commence on the date hereof and will continue for a period of one year after the date hereof or such earlier date that the Underwriters consent to in writing.

(v)            The Selling Stockholder shall not (and shall cause its affiliates not to) take, directly or indirectly, any action that is designed to or that constitutes or that would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Bank.

SECTION 6.          Free Writing Prospectuses.  The Bank represents and agrees that, unless it obtains the prior consent of the Underwriters, and each Underwriter represents and agrees that, unless it obtains the prior consent of the Bank, it has not made and will not make any offer relating to the Offered Securities that would constitute a “free writing prospectus,” as defined in Rule 405.  Any such free writing prospectus consented to by the Bank and the Underwriters are hereinafter referred to as a “Permitted Free Writing Prospectus.”  The Bank

represents that it has treated and agrees that it will treat each Permitted Free Writing Prospectus as an “issuer free writing prospectus,” as defined in Rule 433, and has complied and will comply with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including timely Commission filing where required, legending and record keeping.  The Bank represents that it has satisfied and agrees that it will satisfy the conditions in Rule 433 to avoid a requirement to file with the Commission any electronic road show.

SECTION 7.          Conditions of the Obligations of the Underwriters.  The obligations of the several Underwriters to purchase and pay for the Offered Securities on the Closing Date will be subject to the accuracy of the representations and warranties on the part of the Bank and the Selling Stockholder herein, to the accuracy of the statements of Bank officers made pursuant to the provisions hereof, to the performance by the Bank and the Selling Stockholder of their obligations hereunder and to the following additional conditions precedent:

(a)           The Underwriters shall have received a letter, dated the date of delivery thereof (which, if the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement, shall be on or prior to the date of this Agreement or, if the Effective Time of the Initial Registration Statement is subsequent to the execution and delivery of this Agreement, shall be prior to the filing of the amendment or post-effective amendment to the registration statement to be filed shortly prior to such Effective Time), of Deloitte, confirming that they are independent public accountants within the meaning of the Act and the applicable published Rules and Regulations thereunder and stating to the effect that:

(i)            in their opinion the financial statements examined by them and included in the Registration Statements comply as to form in all material respects with the applicable accounting requirements of the Act, the Exchange Act and the related published Rules and Regulations;

(ii)           they have performed the procedures specified by the American Institute of Certified Public Accountants for a review of interim financial information as described in Statement of Auditing Standards No. 100, Interim Financial Information, on the unaudited financial statements included in the Registration Statements;

(iii)          on the basis of the review referred to in clause (ii) above, a reading of the latest available interim financial statements of the Bank, inquiries of officials of the Bank who have responsibility for financial and accounting matters and other specified procedures, nothing came to their attention that caused them to believe that:

(A)           the unaudited financial statements included in the Registration Statements do not comply as to form in all material respects with the applicable accounting requirements of Chilean Superintendency of Banks and Financial Institutions or any material modifications should be made to such unaudited financial statements for them to be in conformity with such requirements;

(B)           at the date of the latest available balance sheet read by such accountants, or at a subsequent specified date not more than three business days prior to the date of such letter, there was any decrease in the shareholders’ equity or total assets of the Bank and its consolidated subsidiaries or any increase in the total liabilities of the Bank and its consolidated subsidiaries, as compared with the date of the latest available balance sheet read by such accountants; or

(C)           for the period from the closing date of the latest income statement included in the Prospectus to the closing date of the latest available income statement read by such accountants there were any decreases in the consolidated net interest revenue, consolidated net operating income or consolidated income before tax of the Bank and its consolidated subsidiaries, as compared with the corresponding period of the previous year and with the period of corresponding length ended the date of the latest income statement included in the Prospectus; except in all cases set forth in clauses B and C above for changes, increases or decreases which the Prospectus discloses have occurred or may occur or which are described in such letter; and

(iv)          they have compared specified dollar amounts (or percentages derived from such dollar amounts) and other financial information contained in the Registration Statements and the General Disclosure Package (in each case to the extent that such dollar amounts, percentages and other financial information are derived from the general accounting records of the Bank and its subsidiaries subject to the internal controls of the Bank’s accounting system or are derived directly from such records by analysis or computation) with the results obtained from inquiries, a reading of such general accounting records and other procedures specified in such letter and have found such dollar amounts, percentages and other financial information to be in agreement with such results, except as otherwise specified in such letter.

For purposes of this subsection, (A) if the Effective Time of the Initial Registration Statement is subsequent to the execution and delivery of this Agreement, “Registration Statements” shall mean the initial registration statement as proposed to be amended by the amendment or post-effective amendment to be filed shortly prior to its Effective Time, (B) if the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement but the Effective Time of the Additional Registration Statement is subsequent to such execution and delivery, “Registration Statements” shall mean the Initial Registration Statement and the additional registration statement as proposed to be filed or as proposed to be amended by the post-effective amendment to be filed shortly prior to its Effective Time, and (C) ”Prospectus” shall mean the prospectus included in the Registration Statements.  All financial statements and schedules included in material incorporated by reference into the Prospectus shall be deemed included in the Registration Statements for purposes of this subsection.

(b)           If the Effective Time of the Initial Registration Statement is not prior to the execution and delivery of this Agreement, such Effective Time shall have occurred not later than 10:00 P.M., New York time, on the date of this Agreement or such later date as shall have been consented to by the Underwriters.  If the Effective Time of the Additional Registration Statement (if any) is not prior to the execution and delivery of this Agreement, such Effective Time shall have occurred not later that 10:00 P.M., New York time, on the date of this Agreement or, if earlier, the time the Prospectus is printed and distributed to the Underwriters, or shall have occurred at such later date as shall have been consented to by the Underwriters.  If the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement, the Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) of this Agreement.  Prior to the Closing Date, no stop order suspending the effectiveness of the Registration Statement or the ADR Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Selling Stockholder, the Bank or the Underwriters, shall be contemplated by the Commission.

(c)           Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or other), business, properties, results of operations or prospects of the Bank or its subsidiaries which, in the judgment of the Underwriters, is material and adverse and makes it impractical or inadvisable to proceed with completion of the public offering or the sale of and payment for the Offered Securities; (ii) any downgrading in the rating of any debt securities of the Bank by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the Act), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Bank (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating); (iii) any change in U.S., Chilean or international financial, political or economic conditions or currency exchange rates or exchange controls as would, in the judgment of the Underwriters, be likely to prejudice materially the success of the proposed issue, sale or distribution of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market; (iv) any material suspension or material limitation of trading in securities generally on the New York Stock Exchange or the Santiago Stock Exchange, or any setting of minimum prices for trading on such exchange; (v) or any suspension of trading of any securities of the Bank on any exchange or in the over-the-counter market; (vi) any banking moratorium declared by U.S. Federal, New York or Chilean authorities; (vii) any major disruption of settlements of securities or clearance services in the United States or Chile or (viii) any attack on, outbreak or escalation of hostilities or act of terrorism involving the United States or Chile, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of the Underwriters, the effect of any such attack, outbreak, escalation, act, declaration, calamity or emergency makes it impractical or inadvisable to proceed with completion of the public offering or the sale of and payment for the Offered Securities.

(d)           The Underwriters shall have received the opinions, dated the Closing Date, of Davis Polk & Wardwell, U.S. counsel for the Bank and the Selling Stockholder, substantially in the form set forth as Exhibits A-1 and A-2.

(e)           The Underwriters shall have received the opinions, dated the Closing Date, of Philippi, Yrarrazaval, Pulido & Brunner Ltda., Chilean counsel for the Bank and the Selling Stockholder, substantially in the form set forth as Exhibit B.

(f)           The Underwriters shall have received an opinion dated the Closing Date, of Ziegler, Ziegler & Associates LLP, counsel for the Depositary, substantially in the form set forth as Exhibit C.

(g)           The Underwriters shall have received from Barros & Errázuriz Abogados Ltda., Chilean counsel for the Underwriters, such opinion or opinions, dated the Closing Date, with respect to the incorporation of the Bank, the validity of the Offered Securities delivered on the Closing Date, the Registration Statements, the Prospectus and other related matters as the Underwriters may require, and the Selling Stockholder and the Bank shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.  In rendering such opinion, Barros & Errázuriz Abogados Ltda. may rely as to matters governed by New York law upon the opinion of Shearman & Sterling LLP.

(h)           The Underwriters shall have received from Shearman & Sterling LLP, U.S. counsel for the Underwriters, such opinion or opinions, dated the Closing Date, with respect to the incorporation of the Bank, the validity of the Offered Securities delivered on the Closing Date, the Registration Statements, the Prospectus and other related matters as the Underwriters may require, and the Selling Stockholder and the Bank shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.  In rendering such opinion, Shearman & Sterling LLP may rely as to the incorporation of the Bank and all other matters governed by Chilean law upon the opinion of Claro y Cia. referred to above.

(i)           The Underwriters shall have received a certificate, dated the Closing Date, of the President or any Vice President and a principal financial or accounting officer of the Bank in which such officers, to the best of their knowledge after reasonable investigation, shall state that:  the representations and warranties of the Bank in this Agreement are true and correct; the Bank has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date; no stop order suspending the effectiveness of any Registration Statement has been issued and no proceedings for that purpose have been instituted or are contemplated by the Commission; the Additional Registration Statement (if any) satisfying the requirements of subparagraphs (1) and (3) or Rule 462(b) was filed pursuant to Rule 462(b), including payment of the applicable filing fee in accordance with Rule 111(a) or (b) under the Act, prior to the time the Prospectus was printed and distributed to any Underwriters; and, subsequent to the date of the most recent financial statements in the Prospectus, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or other), business, properties or results of operations of the Bank and its subsidiaries taken as a whole except as set forth in the Prospectus or as described in such certificate.

(j)           The Underwriters shall have received a letter, dated the Closing Date, of Deloitte which meets the requirements of subsection (a) of this Section, except that the specified date referred to in such subsection will be a date not more than three days prior to the Closing Date for the purposes of this subsection.

(k)           The Deposit Agreement shall be in full force and effect.

(l)            Contemporaneously with or prior to the purchase by the Underwriters of the Offered Securities in the international offering, the sale of shares of Common Stock to the respective Chilean Placement Agents in Chilean offering according to the subasta de libro de órdenes shall have occurred.

(m)          On the Closing Date, the Underwriters shall have received a certificate of the Depositary, in form and substance satisfactory to the Underwriters, executed by one of its authorized officers with respect to the deposit with the custodian under the Deposit Agreement of the Common Stock underlying the ADSs to be purchased against the issuance of the ADRs evidencing such ADSs, the execution, issuance, countersignature and delivery of the ADRs evidencing such ADSs pursuant to the Deposit Agreement and such other matters related thereto as the Underwriters may reasonably request.

(n)           The Selling Stockholder agrees to deliver to the Underwriters prior to closing a properly completed and executed United States Treasury Department Form W-8BEN (or other applicable form or statement specified by Treasury Department regulations in lieu thereof) certifying that it is not a U.S. person.

(o)           The Underwriters shall have received a certificate, dated the Closing Date, of the authorized representatives of the Selling Stockholder in which such individuals, to the best of their knowledge after reasonable investigation, shall state that:  the representations and warranties of the Selling Stockholder in this Agreement are true and correct; the Selling Stockholder has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date; and (based solely on a telephone confirmation from a representative of the Commission) no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are contemplated by the Commission; the Additional Registration Statement (if any) satisfying the requirements of subparagraphs (1) and (3) or Rule 462(b) was filed pursuant to Rule 462(b), including payment of the applicable filing fee in accordance with Rule 111 (a) or (b) under the Act, prior to the time the Prospectus was printed and distributed to the Underwriters.

(p)           Each of the Bank and the Selling Stockholder shall have, pursuant to Section 16 of this Agreement, validly and irrevocably appointed CT Corporation System as their respective initial authorized agent for the purpose described in Section 16 of this Agreement.

The Selling Stockholder and the Bank will furnish the Underwriters with such conformed copies of such opinions, certificates, letters and documents as the Underwriters reasonably requests.  The Underwriters may in their sole discretion waive compliance with any conditions to the obligations of the Underwriters hereunder.

SECTION 8.          Indemnification and Contribution.  (a)  The Bank will indemnify and hold harmless each Underwriter, its partners, members, directors, officers, employees, agents and its affiliates and each person, if any, who controls any Underwriter within the meaning of Section 15 of the Act or Section 20 of he Exchange Act (each, an “Indemnified Party”), against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, the ADR Registration Statement, the General Disclosure Package, Issuer Free Writing Prospectus, the Prospectus, or any amendment or supplement thereto, or any related preliminary prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability or action (whether threatened or commenced or whether such Indemnified Party is party thereto) as such expenses are incurred; provided, however, that the Bank will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Bank by any Underwriter specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (c) below.

(b)           Without in any way limiting the provisions of Section 8(a), if the Bank fails, for whatever reason, to comply with any obligation pursuant to Section 8(a) above within a period of 45 days from the date the Bank receives notice from any Indemnified Party of the occurrence of an event or circumstance that gives rise to such obligation pursuant to the provisions of such Section 8(a) above (or thereafter fails to so comply), then the Selling Stockholder hereby agrees to be fully liable to such Indemnified Party for such obligation.  In addition to the provisions of Section 8(a) and to the obligations set forth in the first sentence of this Section 8(b), if a Bankruptcy Event (as defined below) occurs, then the Selling Stockholder shall indemnify and hold harmless each Indemnified Party, and the successors and assigns of all the foregoing persons, from and against any loss, claim, damage or liability (including the reasonable cost of investigation) which, jointly or severally, any Indemnified Party or any such person may incur under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such loss, damage, expense, liability or claim arises from or is based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, the ADR Registration Statement, the General Disclosure Package,

Issuer Free Writing Prospectus, the Prospectus, or any amendment or supplement thereto, or any related preliminary prospectus, or arises out of or is based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Bank by any Underwriter specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (c) below; provided, however, that the Selling Stockholder’s aggregate liability under this Section 8(b) shall be limited to an amount equal to the net proceeds (after deducting the selling commission but before deducting expenses) received by such Selling Stockholder from the sale of the Offered Securities pursuant to this Agreement.  For the purposes of this Section 8(b), a “Bankruptcy Event” shall occur if the Bank or any of its subsidiaries (i) stops paying, or admits that it is generally unable to pay, its debts as they become due (excluding for such purposes the portion of any such debts as to which a reputable and creditworthy insurance company has acknowledged liability in writing); (ii) commences voluntarily proceedings under any applicable liquidation, insolvency, composition, reorganization or any other similar laws, or files an application for the appointment of an administrative or other receiver, manager or administrator, or any such or other similar official, in relation to the Bank or any of its subsidiaries; (iii) enters into any composition or other similar arrangement with such party’s creditors, or a proceeding is initiated against the Bank or any of its subsidiaries under applicable bankruptcy or insolvency law or law with similar effect and is not discharged or removed within 45 days; (iv) is adjudicated or found bankrupt or insolvent, or the Bank or any of its subsidiaries is ordered by a court or passes a resolution to dissolve, or a receiver, administrator or similar person is appointed in relation to, or a distress, execution, attachment, sequestration or other process is levied, enforced upon, sued out or put in force against, the undertakings or assets of the Bank or any of its subsidiaries and is not discharged or removed (a) within 45 days; or (v) any event occurs or action is taken that has effects similar to those events or actions described herein.

(c)           Each Underwriter, severally and not jointly, will indemnify and hold harmless the Bank, its directors and officers and each person, if any, who controls the Bank within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and the Selling Stockholder against any losses, claims, damages or liabilities to which the Bank or the Selling Stockholder may become subject, under the Act, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, the ADR Registration Statement, Issuer Free Writing Prospectus, the Prospectus, or any amendment or supplement thereto, or any related preliminary prospectus, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Bank by the Underwriters specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by the Bank and the Selling Stockholder in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred, it being understood and agreed that the only such information furnished by the Underwriters consist of the following information in the Prospectus furnished on behalf of the Underwriters: the marketing and legal names of each Underwriter, the concession and reallowance figures appearing in the 10th paragraph under the caption “Underwriting” and the information in the first sentence of the 11th paragraph under the caption “Underwriting”.

(d)           Promptly after receipt by an Indemnified Party under this Section of notice of the commencement of any action, such Indemnified Party will, if a claim in respect thereof is to be made against an indemnifying party under subsection (a), (b) or (c) above, notify the indemnifying party of the commencement thereof; but the failure to notify the indemnifying party shall not relieve it from any liability that it may have under subsection (a), (b) or (c) above except to the extent that it has been materially prejudiced by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to an Indemnified Party otherwise than under subsection (a), (b) or (c) above.  In case any such action is brought against any Indemnified Party and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel, in addition to any local counsel, satisfactory to such Indemnified Party (who shall not, except with the consent of the Indemnified Party, be counsel to the indemnifying party), and after notice from the indemnifying party to such Indemnified Party of its election so to assume the defense thereof, the indemnifying party will not be liable to such Indemnified Party under this Section for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof other than reasonable costs of investigation.  No indemnifying party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened action in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party unless such settlement (i) includes an unconditional release of such Indemnified Party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an Indemnified Party.

(e)           If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an Indemnified Party under subsection (a), (b) or (c) above, then each indemnifying party shall contribute to the amount paid or payable by such Indemnified Party as a result of the losses, claims, damages or liabilities referred to in subsection (a), (b) or (c) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank and the Selling Stockholder on the one hand and the Underwriters on the other from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank and the Selling Stockholder on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations.  The relative benefits received by the Bank and the Selling Stockholder on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Selling Stockholder bear to the total underwriting discounts and commissions received by the Underwriters.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank, the Selling Stockholder or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission.  The Bank, the Selling Stockholder and the Underwriters agree that it would not be just and equitable if contribution pursuant to this subsection (e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (e).  The amount paid by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any action or claim which is the subject of this subsection (e).  Notwithstanding the provisions of this subsection (e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which the Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several and not joint.

(f)           The obligations of the Bank and the Selling Stockholder under this Section shall be in addition to any liability which the Bank and the Selling Stockholder may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act; and the obligations of each of the Underwriters under this Section shall be in addition to any liability which any Underwriter may otherwise have and shall extend, upon the same terms and conditions, to each director of the Bank, to each officer of the Bank who has signed a Registration Statement and to each person, if any, who controls the Bank within the meaning of the Act.

SECTION 9.          Default of the Underwriters.  If any Underwriter or Underwriters default in their obligations to purchase Offered Securities hereunder on the Closing Date and the aggregate number of Offered Securities that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total number of Offered Securities that the Underwriters are obligated to purchase on the Closing Date, the Underwriters may make arrangements satisfactory to the Selling Stockholder for the purchase of such Offered Securities by other persons, including any of the Underwriters, but if no such arrangements are made by the Closing Date, the non−defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Offered Securities that such defaulting Underwriters agreed but failed to purchase on the Closing Date.  If any Underwriter or Underwriters so default and the aggregate number of Offered Securities with respect to which such default or defaults occur exceeds 10% of the total number of Offered Securities that the Underwriters are obligated to purchase on the Closing Date and arrangements satisfactory to the Underwriters and the Selling Stockholder for the purchase of such Offered Securities by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non−defaulting Underwriter, the Bank or the Selling Stockholder, except as provided in Section 10. As used in this Agreement, the term

“Underwriter” includes any person substituted for an Underwriter under this Section.  Nothing herein will relieve a defaulting Underwriter from liability for its default.

SECTION 10.        Survival of Certain Representations and Obligations.  The respective indemnities, agreements, representations, warranties and other statements of the Selling Stockholder, of the Bank or its officers and each Underwriter set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Selling Stockholder, the Bank or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities.  If this Agreement is terminated pursuant to Section 9 or if for any reason the purchase of the Offered Securities by the Underwriters is not consummated, the Selling Stockholder shall remain responsible for the expenses to be paid or reimbursed by it pursuant to Section 5 and the respective obligations of the Bank, the Selling Stockholder, and the Underwriters pursuant to Section 8 shall remain in effect, and if any Offered Securities have been purchased hereunder the representations and warranties in Section 2 and all obligations under Section 5 shall also remain in effect.  If the purchase of the Offered Securities by the Underwriters is not consummated for any reason other than solely because of the termination of this Agreement pursuant to Section 9 or the occurrence of any event specified in clause (iii), (iv), (vi), (vii) or (viii) of Section 7(e), the Selling Stockholder will reimburse each Underwriter for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by it in connection with the offering of the Offered Securities.

SECTION 11.        Notices.  All communications hereunder will be in writing and, if sent to the Underwriters, will be mailed, delivered or telegraphed and confirmed at (i) Santander Investment Securities Inc., 45 East 53rd Street, New York, NY 10022, Attention:  Alexander Robarts, (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, New York, NY 10036, Attention: Syndicate Department, with a copy to ECM Legal, (iii) Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY, 10010, Attention: Transactions Advisory Group, (iv) Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, Attention: General Counsel, Fax (212) 8167-912, , or, if sent to the Bank, will be mailed, delivered or telegraphed and confirmed at Banco Santander Chile, Bandera 140, Santiago de Chile, Chile, Attention: Robert Moreno Heimlich, or, if sent to the Selling Stockholder, will be mailed, delivered or telegraphed and confirmed at Bandera 140 Piso 20 Santiago, Chile, Attention: Ricardo Ecclefield.

SECTION 12.        Successors.  This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers and directors and controlling persons referred to in Section 8, and no other person will have any right or obligation hereunder.

SECTION 13.        Representation.  Each of Raimundo Monge and Juan Pedro Santa Maria will act for the Selling Stockholder in connection with such transactions, and any action under or in respect of this Agreement taken by any of Raimundo Monge and Juan Pedro Santa Maria will be binding upon the Selling Stockholder.

SECTION 14.        Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 15.        Absence of Fiduciary Relationship.  The Bank and the Selling Stockholder acknowledge and agree that:

(a)           The Underwriters have been retained solely to act as underwriters in connection with the sale of the Bank’s securities and that no fiduciary, advisory or agency relationship between the Bank or the Selling Stockholder, on the one hand, and the Underwriters, on the other, have been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether the Underwriters have advised or are advising the Bank or the Selling Stockholder on other matters;

(b)           the price of the securities set forth in this Agreement was established by the Bank and the Selling Stockholder following discussions and arms-length negotiations with the Underwriters, and the Bank and the Selling Stockholder are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)           They have been advised that the Underwriters and their affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Bank or the Selling Stockholder and that no Underwriter has an obligation to disclose such interests and transactions to the Bank or the Selling Stockholder by virtue of any fiduciary, advisory or agency relationship; and

(d)           They waive, to the fullest extent permitted by law, any claims they may have against any Underwriter for breach of fiduciary duty or alleged breach of fiduciary duty and agree that no Underwriter shall have any liability (whether direct or indirect) to the Bank or the Selling Stockholder in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Bank, including stockholders, employees or creditors of the Bank.

SECTION 16.        Applicable Law.  (a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

(b)           Each of the Bank and the Selling Stockholder hereby submits to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and, to the fullest extent permissible by law, waives any objection to the laying of venue of any such proceeding.  Each of the Bank and the Selling Stockholder irrevocably appoints CT Corporation System, as its authorized agent in the Borough of Manhattan in The City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Bank by the person serving the same to the address provided in Section 11, shall be deemed in every respect effective service of process upon the Bank in any such suit or proceeding.  The Bank further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of seven years from the date of this Agreement.  Nothing herein shall affect the right of any Indemnified Party to commence legal proceedings or otherwise proceed against the Bank or the Selling Stockholder in any court of competent jurisdiction in Chile.  The parties hereto each hereby waive any right to trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement.

SECTION 17.        Currency.           The obligation of the Bank or the Selling Stockholder in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by any Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to any Underwriter hereunder, the Bank and the Selling Stockholder agree, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss.  If the United States dollars so purchased are greater than the sum originally due to any Underwriter hereunder, each Underwriter agree to pay to the Bank or the Selling Stockholder an amount equal to the excess of the dollars so purchased over the sum originally due to any Underwriter hereunder.

SECTION 18.        Waiver of Immunity.  To the extent permitted by applicable law, if any of the Bank or the Selling Stockholder has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any Chilean, New York or U.S. federal court or from setoff or any legal process (whether service or notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property, each of the Bank and the Selling Stockholder hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement.

If the foregoing is in accordance with the Underwriters’ understanding of our agreement, kindly sign and return to the Bank one of the counterparts hereof, whereupon it will become a binding agreement among the Selling Stockholder, the Bank and the Underwriters in accordance with its terms.

Very truly yours,

TEATINOS SIGLO XXI
INVERSIONES LTDA.

By:
Name:
Title:

By:
Name:
Title:

BANCO SANTANDER CHILE

By:
Name:
Title:

The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.

SANTANDER INVESTMENT SECURITIES INC.

By:
Name:
Title:

By:
Name:
Title:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:
Name:
Title:

CREDIT SUISSE SECURITIES (USA) LLC

By:
Name:
Title:

CITIGROUP GLOBAL MARKETS INC.

By:
Name:
Title:

SCHEDULE A

Underwriter	Number of Offered Securities to be Purchased	Number of Common Shares Represented by ADSs
Santander Investment Securities Inc.	5,252,260	5,457,098,140
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,862,485	2,974,121,915
Credit Suisse Securities (USA) LLC	1,426,875	1,482,523,125
Citigroup Global Markets Inc.	183,380	190,531,820
Total	9,725,000	10,104,275,000

SCHEDULE B

1.	General Use Free Writing Prospectuses (included in the General Disclosure Package)

“General Use Issuer Free Writing Prospectus” includes each of the following documents:

1.  The Issuer Free Writing Prospectus filed with the SEC on November 25, 2011.

2.	Other Information Included in the General Disclosure Package

The following information is also included in the General Disclosure Package:

1.  The initial price to the public of the Offered Securities.